

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 4, 2006

Mr. David L. Zich
Chief Executive Officer
Innova Pure Water, Inc.
15851 N. Dallas Parkway, Suite 1200
Addison, TX 75001

> **RE: Innova Pure Water, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed October 12, 2005**
> **File No. 000-29746**

Dear Mr. Zich:

We have reviewed your response letter dated April 27, 2006 to our letter dated March 21, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

14. Acquisitions, page 40

1. We note your response to comment two in our letter dated March 21, 2006. We refer you back to your Common Control Planning Memo provided as an appendix to your response to comment one in our letter dated February 24, 2006 which you believe supports your basis that Innova ("the Company") is the acquiring entity in the Numera Software ("NSC") acquisition. In this regard, you believe that the

memo provided the following support in determining that the Company was the acquiring entity.

- NSC has four major stockholders, two of which each received 4,000,000 shares or 11.6% of the Company's shares after the combination. You believe that this is insignificant compared to the 24.77% minority voting interest held by the Company's officers and directors as a group. We refer you to your response to comment two dated April 27, 2006. Your response clarifies that these two shareholders in total received 23.1% of the Company's outstanding shares after the combination. We further refer you to the fact that the 24.77% minority voting interest held by the Company's officers and directors as a group includes four NSC appointed directors. Therefore the minority interest by Innova and DesertView directors is less than the 24.77% total and less than the 23.1% held by the two NSC shareholders. These facts do not support the Company as the acquiring entity.
- You stated in your common control planning memo that the Company is the acquiring entity as they retained the Chairman position after the acquisition. We refer you to your April 27, 2006 response that states the Chairman's rights are no different than any other Board member. In this regard, the fact that the Company retained the Chairman position does not necessarily indicate that the Company is the acquiring entity.

Based on the above information and other facts included in your previous responses, including the fact that NSC shareholders were issued 16,600,000 shares of the Company's common stock that represents approximately 48% of the outstanding shares as of June 30, 2005 and the Company relocated from Florida, where the Company was originally located to Texas, where NSC is located, it appears as if the acquisition of Numera Software should be accounted for as a reverse acquisition, where Numera is identified as the accounting acquirer.

In light of the above facts, please revise your filing to account for the acquisition of Numera Software Corporation as a reverse acquisition.

2. If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Please tell us when you will file your restated Form 10-KSB. We remind you when you file your restated Form 10-KSB for June 30, 2005 that you appropriately address the following:

- an explanatory paragraph in the audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,

- Item 8A. disclosures that include the following:
  - o a discussion of the restatement and the facts and circumstances surrounding it,
  - o how the restatement impacted the CEO and CFO's conclusions regarding the effectiveness of their disclosure controls and procedures,
  - o changes to internal controls over financial reporting, and
  - o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

3. We note your response to our prior comment three, and may have further comments once the financial statements of DesertView Management Services and Numera are filed.

Form 10-QSB for the Quarterly Period ended December 31, 2005

Item 3. Controls and Procedures

4. We have reviewed your response to our prior comment 4. Please revise future filings to disclose the material weakness in detail and the specific steps that the Company has taken to remediate the material weakness, including the corrective measures taken at your outsourced record-keeping service and the procedures that you will continue to develop and implement. Additionally, please ensure that disclosure in your future filings conforms to Rule 13a-15(e) of the Exchange Act.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief